

Chris White · 3rd

President at 3DHoudini

Greater Seattle Area · 113 connections · **Contact info**

 **3DHoudini**

 **University of Pennsy**

Featured

3DHoudini Introduction
YouTube

Finally! An online marketplace for manufacturing!



Wetboard 2017

Wetboard aspires to provide a similar experier
water skiing or wakeboarding, while altogethe

Experience



Regan Stevenson, ...



President
3DHoudini · Full-time
Jul 2019 – Present · 1 yr
Greater Seattle Area
3DHoudini is an online marketplace for services related to 3D
place where people who make things and people who want thi
their services, browse services, request bids, post projects an
charge!



Senior Technical Build Specialist
TEAGUE
Feb 2019 – Nov 2019 · 10 mos
Everett, Washington

President

3D Houdini, Inc. · Full-time
Jul 2019 · 1 mo
Greater Seattle Area

3DHoudini is an online marketplace for services related to 3D manufacturing. We provide a place where people who make things and people who want things made come together to list their services, browse services, request bids, post projects and bid on projects, all free of charge!

President

Wetboard, Inc.
Aug 2015 – May 2018 · 2 yrs 10 mos
Bellevue, WA

The world's first electric-powered water ski-wakeboard hybrid!

Wetboard's goal is to create the smallest, lightest, highest-per

Such a small world.
Thanks for the
connection
Suzanna!



——— THURSDAY ———

 Suzanna Rush · 5:59
PM
Sure thing!

Write a message...   ^

      Send

Regan Stevenson, ...

or

Such a small world.
Thanks for the
connection
Suzanna!

─── THURSDAY ───

 **Suzanna Rush** · 5:59
PM

Sure thing!

Write a message…   ˄

      Send

Vice President
Antropy Incorporated
Dec 2009 – Jul 2013 · 3 yrs 8 mos

Antropy Incorporated specializes in advanced technology and IP for thin film manufacturing for electro-optical, solid state lighting, photovoltaic, and energy transfer & storage technology products.

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Education

 **University of Pennsylvania**

 **University of Minnesota-Twin Cities**

Skills & Endorsements

Marketing Strategy · 5
Kalyn Stanley and 4 connections have given endorsements for this skill

Team Building · 4
Scott Long and 3 connections have given endorsements for this skill

Regan Stevenson, …















Entrepreneurship · 4

Scott Long and 3 connections have given endorsements for this skill

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Such a small world. Thanks for the connection Suzanna!

THURSDAY

Suzanna Rush • 5:59 PM

Sure thing!

Write a message...

GIF Send

Regan Stevenson, ...